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                          May 4, 2023

       Jorge Santos da Silva, Ph.D.
       Chief Executive Officer
       MoonLake Immunotherapeutics
       Dorfstrasse 29
       6300 Zug
       Switzerland

                                                        Re: MoonLake
Immunotherapeutics
                                                            Registration
Statement on Form S-3
                                                            Filed May 1, 2023
                                                            File No. 333-271546

       Dear Jorge Santos da Silva:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Branden C. Berns, Esq.